June 28, 2018	CSE: CXXI

C21 Expands Oregon Retail Operations,
Acquires Three Dispensary Locations in Oregon,
Provides Update on Eco Firma Farms,
Announces Financing and Stock Option Grant

(Vancouver, B.C.) C21 Investments, Inc. (the “Company” or “C21”) is pleased to announce it has entered into letters of intent (the“ LOI”) to acquire (the “Acquisition”) three retail dispensaries (the “Dispensaries”), with the first two locations operating in Salem, Oregon (the “Salem Location”) and the third located in Portland, Oregon (the “Portland Location”). The Acquisition of the Dispensaries is the first step in C21’s strategy to create a state-wide retail distribution platform for its branded products in Oregon.

The two Salem Locations operate under the name 7 Leaf (“7 Leaf”), which are a 1,250 square foot location and 2,000 square foot location. The Portland Location operates under the name Pure Green Dispensary (“Pure Green”), which is a 3,000 square foot retail dispensary located in the Hollywood neighbourhood of Portland.

These Dispensaries will be part of the retail distribution network that will elevate the presence and delivery of the C21 brands, which currently include “Eco Firma Farms” and the proposed acquisition of “Phantom Farms” (see News Release dated June 21, 2018). By establishing greater brand selection, higher quality and better-priced products, C21 plans to build customer loyalty and brand value in the Salem and Portland communities. Offering an extensive menu of Oregon’s best in flowers, concentrates, extracts, edibles, topicals and more, these retail locations represent the beginning of C21’s retail expansion in Oregon.

ABOUT 7 LEAF

The Company is acquiring 100% of Ganja Leaf LLC, the owner of 7 Leaf. The 7 Leaf brand has opened its first dispensary location on the main transportation route in Salem, offering consumers convenience and ease of access. With more capital and marketing resources available, sales and exposure will be enhanced over the coming months to expand 7 Leaf’s customer base. A second larger retail shop with 2,000 square feet is being renovated and will open soon in a nearby Salem neighbourhood currently unserved by any retail dispensary.

Working with the sales professionals at 7 Leaf, the C21 team will be able to directly communicate brand values and consumer value propositions to the customer. Offers in the retail outlets will include a broad range of THC and CBD products, from cannabis flowers to pre-rolls, and vaporizer cartridges; with high-quality products originating from C21’s cultivators and processors.

Commenting on the Acquisition, Mike Warren, the Founder of 7 Leaf stated, “7 Leaf is honoured to be a part of the C21 family. Our dispensary has developed a loyal following of roughly 2000 customers per month who seek high quality boutique flower and unique products like the Pachecos, the first filtered all-cannabis cigarette, and the first personal rosin press, both developed at 7 Leaf. With the C21 leadership behind us, we hope to introduce newly developed products to market and continue to share and protect the culture of Oregon cannabis as we expand into new markets.”

7 LEAF ACQUISITION TERMS

The Company is acquiring 7 Leaf in consideration for a non-interest bearing convertible promissory note (the “7 Leaf Note”) valued at USD$350,000. The Note has no cash value and is convertible into common shares of C21 at a deemed value of USD$3.00 per common share, for a total of 116,666 common shares (the “Shares”) of the Company. The Note is convertible over a period of 18 months from closing, with US$150,000 convertible into 50,000 Shares upon closing; US$100,000 convertible into 33,333 Shares 12 months from closing, and the balance US$100,000 convertible into 33,333 Shares 18 months from closing. In addition to these Shares, the definitive agreement (the “Definitive Agreement”) will set out certain sales targets, pursuant to which the vendors can receive a further 50,000 Shares of the Company over a five-year term at a deemed price of USD$3.00 per common share.

In addition to the above terms, C21 has signed a letter of intent with 1026 Commercial LLC (the “Lessor”) being the Lessor of the two Salem Location Dispensaries. Under the terms of the letter of intent the Company has a first right of refusal to purchase either or both leased properties located in Salem at fair market value in the event the Lessor elects to sell the properties. If and when a right of first refusal is exercised, the Lessor will have the right to elect to receive payment in common shares of C21 valued at CDN$3.75 per share.

ABOUT PURE GREEN

Pure Green is a 3,000 square foot retail dispensary located in the Hollywood Neighbourhood, which is centrally located along NE Sandy Blvd, commonly referred to as Portland’s “Green Mile”. Pure Green is one of Portland’s original licensed cannabis retailers and was founded by Matt and Megjhan Walstatter (the “Founders“), who are both well-known public policy advocates for legalized cannabis, for the past two decades. Pure Green is located in a building that once housed Portland’s first post-prohibition liquor store.

Pure Green serves over 2,500 loyal customers per month and has been operating since January 2014 as a local retailer for both medical and recreational products. The Founders of Pure Green will continue to work with the C21 team with the expansion of the Company’s retail network throughout Oregon.

In commenting on the agreement Matt Walstatter commented, "Both Meghan and I are excited about joining the C21 team. As original members of Oregon's cannabis community, we understand the unique challenges that Oregon canna-businesses face. We knew it was time for Pure Green to become part of something larger and C21 is the perfect fit. We're incredibly impressed by the dynamic combination of brands and personalities that comprise the C21 family. We look forward to collaborating to bring both medical patients and recreational customers the finest cannabis products Oregon has to offer, while continuing to build our community and our industry."

PURE GREEN ACQUISITION TERMS

C21 has agreed to acquire 100% of Megawood Enterprises Inc., which is the owner of the Pure Green Dispensary, inclusive of all its brands and the retail location at 3738 NE Sandy Blvd, Portland, Oregon. The purchase price for Pure Green is USD$825,000, payable in cash and a non-interest bearing convertible promissory note. The vendors can elect to receive up to USD$650,000 in cash upon closing. The balance of the price will be paid by issuance of a non-interest bearing convertible Note (the “PG Note”). The PG Note will be convertible into common shares of C21, calculated at a value of CDN$5.00 per common share. The LOI is subject to a definitive agreement.

REGULATORY COMPLIANCE RELATING TO ACQUISITIONS

The LOIs are both subject to signing Definitive Agreements. Once the Acquisitions of 7 Leaf and Pure Green are completed, the Company will implement measures designed to ensure compliance with applicable U.S. state laws on an ongoing basis, including:

  frequent correspondence and updates with legal and regulatory advisors;

  development of standard operating procedures;

  appropriate employee training for all standard operating procedures; and

  subscription to monitoring programs with large banks to monitor and ensure compliance with the United States Treasury guidelines for cannabis-related businesses.

The Company will require representations and warranties for the Acquisitions in the Definitive Agreements to ensure that that the businesses being carried on are conducted in a manner consistent with the U.S. federal enforcement priorities and such entities are in compliance with licensing requirements and applicable state regulatory frameworks.

ECO FIRMA FARMS POST CLOSING ADJUSTMENTS

Further to the previously disclosed agreement (the “Agreement”) to acquire Eco Firma Farms LLC (the “EFF”) through the purchase of 100% of the units of Proudest Monkey LLC (the “Vendors”) (refer to News Release dated January 29, 2018), the Company would like to disclose certain adjustments agreed upon between C21 and the Vendors.

C21 has agreed to certain post-closing adjustments in respect of the acquisition of EFF as set out in the Company’s Initial Form 2A Listings Statement dated June 14, 2018. In particular, the Company has agreed to discharge EFF of debt obligations in excess of those permitted under the Agreement in an amount of US$1,198,000. The Vendors in turn have agreed to reduce the amount of the promissory note that was convertible into 2.3 million common shares into a promissory note convertible into 2,027,500 common shares, resulting in a total reduction of 272,500 common shares that could be issued upon conversion. In addition, the Vendors have agreed to defer certain payments and bonuses amounting to US$875,000 for (6) six-months. Furthermore, the number of earn-out EBIDTA shares (the “Earn-Out Shares”) as described in the Agreement have been reduced from 10,000,000 Earn-Out Shares to a maximum of 6,500,000 Earn-Out Shares, a reduction of 3,500,000 shares. The Earn-Out shares are earned over a 5-year period and the reduction of shares will be applied pro-rata over the full earn out term. The total share compensation payable to the Vendors under the Agreement (by way of convertible notes) has been reduced by 272,500 common share to a maximum of 8,027,500 shares under notes issued on closing and a further maximum of 6,500,000 Earn-Out Shares (a reduction of 3,500,000 shares) issuable over the 5-year earn out period. An individual creditor will also be issued 50,000 shares of the Company in return for discharging certain indebtedness and releasing certain claims. All vendor shares remain subject to a first right of refusal to the Company as previously disclosed in the Form 2A Listings Statement.

EFF cultivation programs continue to progress and C21 is evaluating and implementing capital improvements and expansion of the EFF facilities and resources to increase yields, lower costs per pound, raise quality and drive brand awareness.

C21 continues to explore expansion opportunities in the Oregon market for high-quality cultivation, processing, wholesale distribution, brand acquisition and retail distribution.

MAINE TRANSACTION TERMINATED

The Company as a further update confirms that the proposed acquisition being considered in Maine has been terminated due to the new legislation adopted in Maine. C21 further confirms no funds or shares were advanced or issued in respect of this proposed transaction.

NEGOTIATION OF UP TO CDN$5,000,000 FINANCING

The Company also announces the negotiation of a private placement for gross proceeds of up to CDN$5,000,000 (the “Financing”). Upon closing, the Company will issue up to 2,000,000 Units at a price of CDN$2.50 per Unit, each Unit being comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable into one common share for a period of one (1) year from the date of issuance at CDN$5.00 per share.

Proceeds raised will be used toward expenditures required for new acquisitions currently under negotiation, and for general working capital purposes.

STOCK OPTION GRANT

The Company further announces the grant, pursuant to its 10% Rolling Stock Option Plan, of options to a certain eligible director and officers to purchase a total of 100,000 common shares, exercisable in whole or in part on or before June 27, 2021 at an exercise price of CDN$2.80 per share.

C21 Investments is a cannabis company with newly acquired operations in Oregon, USA. The Company is in active discussions to acquire additional operations in the USA and globally, that allows for C21 to establish a world-class, vertically integrated cannabis company. C21’s strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21’s focus is to expand into jurisdictions where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network. Allowing the Company to report top line revenues and afford C21 the ability to compete aggressively in the rapid growth of the cannabis industry. www.cxxi.ca

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336- 8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration.